Exhibit 99.53

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 18

Riskmetrics, Glass Lewis and HudBay Minerals all agree: SRM nominee slate has no strategy

Toronto, Ontario, March 15, 2009 – SRM Global Master Fund LP (“SRM”), Peter R. Jones and the SRM nominees have failed to present a strategy for the future of HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM), said Riskmetrics, a proxy advisory service, in its report dated March 13, 2009 that highlights the same failing identified by Glass Lewis & Co., another leading independent proxy advisory service. Riskmetrics also raised serious concerns about SRM’s plan to install G. Wesley Voorheis, a paid consultant to SRM, as chairman of HudBay’s Board of Directors.

Despite these concerns and its own policy that dissidents proposing to replace a majority of a Board, let alone the entire Board, must provide a well-reasoned and detailed business plan, Riskmetrics has not supported HudBay’s current Board of Directors in its recommendation. It appears, however, that Riskmetrics’ conclusion is based on an incomplete understanding of the facts. In commenting that HudBay’s Board did not undertake sufficient efforts to renegotiate the proposed acquisition of Lundin Mining Corporation (“Lundin”) and that it delayed holding a requisitioned meeting of shareholders, Riskmetrics fails to consider that HudBay had a binding legal obligation to complete the Lundin acquisition that did not permit HudBay to subject the transaction to a shareholder vote absent regulatory intervention. Therefore, Riskmetrics did not give any consideration to the substantial legal liability that HudBay would have been exposed to had it acted differently.

Replacing the entire HudBay Board would be disruptive and inappropriate given SRM’s 11% ownership interest in HudBay, said Glass Lewis, a leading independent proxy service, as announced on March 13, 2009. HudBay urges shareholders to vote their BLUE proxy AGAINST SRM’s removal resolution.

“HudBay has the right board and the right strategy to enhance shareholder value,” said Colin K. Benner, Interim CEO of HudBay Minerals. “In contrast, SRM has proposed a less experienced and conflicted board lacking a well thought out strategy, and is too much of a risk for shareholders to take with HudBay’s future. HudBay’s current directors have extensive experience in the mining industry, with an average of 27 years of experience, and an average 11 years of independent director experience.”

Peter R. Jones and the SRM Nominees have no strategy for HudBay

In its dissident proxy circular dated March 2, 2009, SRM acknowledged that the SRM Nominees have not developed a strategic plan for HudBay, despite having had two months since the identification of the SRM Nominees to do so, and despite SRM’s assertion that Peter R. Jones is “intimately familiar” with HudBay. However, in response to criticism from HudBay shareholders and Glass Lewis, Mr. Jones hastily assembled a strategy that appeared in the media on March 12, 2009 and in a later press release, Mr. Jones outlined a number of initiatives as part of his plans.

Balmat Mine and Chisel North Mine

Mr. Jones has suggested that he would like to restart the Balmat and Chisel North mines, whose operations were suspended by HudBay in August 2008 and January 2009, respectively. Mr. Jones reopened the Balmat mine based on overly optimistic production and cost assumptions; HudBay’s board had to close the Balmat mine following losses of more than $80 million. HudBay’s decision to suspend production at Chisel North is part of a strategy to maximize the value of Chisel North’s resources and the likely success of a mine at Lalor. Not only would it be value-destructive to continue to mine Chisel North at current low zinc prices, it would compromise the viability of new opportunities, like Lalor. HudBay’s strategy is to reopen Chisel

North in several years at what are expected to be higher zinc prices, and eventually transition the Chisel North workforce at the time to Lalor to facilitate a smooth ramp-up of Lalor. Similarly, development of Lalor will support the addition of a copper recovery circuit at the Snow Lake concentrator, thereby enhancing the economics of mining at Chisel North.

Flin Flon Copper Smelter

Mr. Jones has suggested that he would try to keep the Flin Flon copper smelter open. HudBay has not determined a date for closure of the smelter, although closure will be necessary prior to 2015 when government emission targets will make continued operations uneconomic. Recent movements in energy prices, foreign exchange rates and market treatment charges have mitigated the adverse economic impact of operating the smelter. HudBay is, however, investing in the needed infrastructure to ensure that the company is able to close the smelter when it is in HudBay’s best interests to do so.

Growth by Acquisition

Mr. Jones has also suggested that he would like to grow HudBay through acquisitions. A key part of HudBay’s strategy during Mr. Jones’ previous tenure as CEO was to grow the company by acquisition, and the HudBay Board’s opinion is that Mr. Jones was unsuccessful in carrying out the strategy that had been proposed by management and approved by the Board. Mr. Jones has no experience in conducting mergers and acquisitions, and there is no reason to believe that he would be any more successful at this now than he was previously.

Mr. Jones and the SRM Nominees have indicated that they will not conduct a share buyback until they have completed a review of HudBay’s strategy. This provides little comfort to HudBay’s Board, given its concerns that the SRM Nominees will be unable to act independently of SRM when SRM pressures its hand-picked nominees to distribute HudBay’s cash through a major share buyback following such a review. Such a strategy would leave HudBay undercapitalized and unable to pursue its organic growth opportunities.

It is apparent that SRM and their nominees made no effort to develop a strategy for HudBay in the two months following the announcement of the SRM Nominees. HudBay believes this is because SRM does not intend to grow HudBay, but rather intends to engage in a major share buyback that would weaken HudBay financially and jeopardize HudBay’s organic growth opportunities. Facing criticism of their lack of strategy from HudBay shareholders and independent observers, SRM and Mr. Jones have hastily concocted a strategy that is not well considered and hides SRM’s true intent, which HudBay believes is to distribute the company’s cash through a share buyback.

The Riskmetrics and Glass Lewis reports

In its report, Riskmetrics noted that Mr. Voorheis is a paid consultant to SRM, and has been proposed to be HudBay’s chairman if the SRM Nominees are installed. SRM’s proxy circular does not state how much Mr. Voorheis is being paid by SRM. According to Riskmetrics:

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“… we are not comfortable with Voorheis being appointed Chairman. A consultant who is paid by the dissident should not be automatically installed in such an influential leadership role. We would expect a board of directors, after due consideration, to independently appoint a chairman in the best interests of the company and its shareholders.” *

SRM’s decision to appoint their paid consultant as HudBay’s chairman is entirely consistent with a strategy of obtaining control of HudBay. HudBay is concerned that Riskmetrics has placed undue faith in the ability of the SRM Nominees and Mr. Jones to withstand the pressure that SRM, a well-known activist investor, will apply to them to pursue strategies that benefit SRM but could be damaging to the interests of HudBay and its other shareholders.

HudBay urges its shareholders to carefully consider the issues raised in both the Riskmetrics report as well as Glass Lewis’ report.

In recommending that HudBay shareholders vote AGAINST SRM’s resolution, Glass Lewis states that:

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“We are concerned that the replacement of the entire board is a drastic step that could disrupt the board and/or management’s operations, depriving the Company of much-needed leadership amid a major financial downturn.” *

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“Further, we are concerned that the Dissident has failed to outline a substantial strategic plan for improvement at the Company, other than appointing Dissident nominee (Peter) Jones as CEO. Instead, the Dissident reports that such a plan could only be finalized after the Dissident nominees were elected to the board and provided with access to requisite information regarding the Company. As such, we do not believe the Dissident has provided any reason to believe that its own strategy would yield better results for the company’s performance than management’s current strategy.”

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News Release 2009 – No. 18: Riskmetrics, Glass Lewis and HudBay Minerals all agree: SRM nominee slate has no strategy

•	“In our view, giving the Dissident one or two seats on the board (out of a total of eight board seats) would be more appropriately aligned with the Dissident’s equity interest in the Company.”

•	“We believe that incumbent management, with access to more and better information regarding the company, should be given the benefit of the doubt regarding strategic business directions.”

Glass Lewis & Co. concluded that:

•

“…the removal of the entire board at this time could potentially disturb the Company’s operations and have a detrimental impact on shareholder value. Accordingly, we recommend that shareholders vote AGAINST this proposal on the Company’s BLUE proxy card.”

*	Permission to quote from the Riskmetrics and Glass Lewis reports was neither sought nor obtained.

HudBay believes that its Board has the experience and the strategy needed to ensure that HudBay can prosper and maximize shareholder value. HudBay urges shareholders to vote only the BLUE proxy AGAINST SRM’s removal resolution, and stop SRM from acquiring control of HudBay.

HudBay will host a conference call on Monday, March 16, 2009 at 10:00 a.m. ET in which Mr. Benner will review HudBay’s corporate strategy and answer questions about his interim appointment (please see details below):

Conference Call and Webcast

Date:	Monday, March 16, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3424 or 800-732-0232
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21301062#

The conference call replay will be available until midnight (Eastern Time) on March 25, 2009. An archived audio webcast of the call also will be available on HudBay Minerals’ website.

Interim CEO Colin K. Benner to Appear on BNN TV

Colin K. Benner, HudBay’s Interim Chief Executive Officer, will be interviewed on the Canadian Business News Network’s (BNN) national television show “Trading Day” on Monday, March 16, 2009 at 2:20 p.m. ET. To listen and view this event online, please visit: www.bnn.ca.

Voting Instructions for BENEFICIAL (NON-REGISTERED) SHAREHOLDERS

If your common shares are held in a brokerage account a BLUE voting instruction form or BLUE proxy was mailed to you. Only vote the BLUE voting instruction form or BLUE proxy as follows:

Canadian Shareholders: Visit www.proxyvote.com and enter your 12 digit control number or call 1-800- 474-7493 or fax your BLUE proxy to (905) 507-7793 or toll free at 1-866-623-5305 to ensure it is received before the deadline.

U.S. Shareholders: Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

Voting Instructions for REGISTERED SHAREHOLDERS

If the common shares are held in your own name, fax the BLUE proxy to Equity Transfer & Trust Company at 416-595-9593 or Kingsdale at 416-867-2271 or 1-866-545-5580 or visit www.voteproxyonline.com and enter your control number.

For assistance in voting your BLUE proxy, please contact HudBay’s proxy solicitation agent, Kingsdale Shareholder Services Inc., at toll-free 1-866-581-0508 or 1-416-867-2272.

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News Release 2009 – No. 18: Riskmetrics, Glass Lewis and HudBay Minerals all agree: SRM nominee slate has no strategy

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the shareholders’ meeting scheduled for March 25, 2009, the intentions of SRM, and the strategy and intentions of HudBay and its board of directors. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007, and as contained in the Management Discussion and Analysis for the three and nine month period ended September 30, 2008, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-P)

(HBM-G)

For further information, please contact:

Investor Relations contact:	Media contact:
HudBay Minerals Inc.	Barnes McInerney Inc.
Annemarie Brissenden	John Vincic
Manager, Investor Relations	Executive Vice President
(416) 362 0615	(416) 367-5000 ext. 249
Email: annemarie.brissenden@hudbayminerals.com	Email: jvincic@barnesmcinerney.com

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News Release 2009 – No. 18: Riskmetrics, Glass Lewis and HudBay Minerals all agree: SRM nominee slate has no strategy